FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2017 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2017

The registrant hereby incorporates Exhibits 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-209596) of the registrant, filed with the SEC on February 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS 1

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura”) as of March 31, 2017. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2017.

Millions of yen
As of March 31, 2017
Short-term borrowings	¥543,049
Long-term borrowings	7,195,408
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2017
Issued—3,822,562,601 shares as of March 31, 2017
Outstanding—3,528,429,451 shares as of March 31, 2017	594,493
Additional paid-in capital	681,329
Retained earnings	1,663,234
Accumulated other comprehensive income (loss)	33,652

Total NHI shareholders’ equity before treasury stock	2,972,708
Common stock held in treasury, at cost—294,133,150 shares as of March 31, 2017	(182,792)

Total NHI shareholders’ equity	2,789,916
Noncontrolling interests	53,875

Total equity	2,843,791

Total capitalization and indebtedness	¥10,582,248

[1]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥8,604 million as of March 31, 2017.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the five fiscal years ended March 31, 2017, in accordance with U.S. GAAP.

	Millions of yen
	Fiscal year ended March 31
	2013	2014	2015	2016	2017
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥219,133	¥323,808	¥303,730	¥131,241	¥289,795
Add: Fixed charges	266,313	274,774	326,412	327,415	312,320
Distributed income of equity investees	5,568	8,306	8,256	11,031	11,941

Earnings as defined	¥491,014	¥606,888	¥638,398	¥469,687	¥614,056

Fixed charges	¥266,313	¥274,774	¥326,412	¥327,415	¥312,320
Ratio of earnings to fixed charges(1)	1.8	2.2	2.0	1.4	2.0

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.